UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Orchard Supply Hardware Stores Corporation
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

685691404
(CUSIP Number)

06/21/2013
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
 Rule 13d-1(b)
 Rule 13d-1(c)
 Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 685691404

13G

1. NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Puma Capital, LLC


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    ?
(b)    ?


3. SEC USE ONLY



4. CITIZENSHIP OR PLACE OF ORGANIZATION

Florida



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

273,980


6. SHARED VOTING POWER

000,000


7. SOLE DISPOSITIVE POWER

273,980


8. SHARED DISPOSITIVE POWER

000,000


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

273,980


10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES (see instructions)?


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.67%


12. TYPE OF REPORTING PERSON (see instructions)

BD



Item 1.

(a) Name of Issuer
Orchard Supply Hardware Stores Corporation

(b) Address of Issuer's Principal Executive Offices
6450 Via Del Oro
San Jose, California 95119



Item 2.

(a) Name of Person Filing
Puma Capital, LLC




(b) Address of the Principal Office or, if none, residence
488 Madison Ave
Suite 1706
New York, New York 10022




(c) Citizenship
Florida




(d) Title of Class of Securities
Class A Common Stock




(e) CUSIP Number
685691404



Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).


(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).


(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).


(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).


(e) An investment adviser in accordance with ?240.13d-1(b)(1)(ii)(E);


(f) An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);


(g) A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);


(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);


(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);


(j) Group, in accordance with ?240.13d-1(b)(1)(ii)(J).



Item 4.  Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


(a) Amount beneficially owned:  273,980


(b) Percent of class:  5.67%


(c) Number of shares as to which the person has:



(i) Sole power to vote or to direct the vote. 273,980


(ii) Shared power to vote or to direct the vote


(iii) Sole power to dispose or to direct the disposition of 273,980.


(iv) Shared power to dispose or to direct the disposition of



Instruction. For computations regarding securities which represent a right to acquire an underlying security see ?240.13d-3(d)(1).


Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following?

Not applicable


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable


Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable


Item 8. Identification and Classification of Members of the Group. See Item 3 and 4 (c).


Item 9.  Notice of Dissolution of Group.

Not applicable


Item 10.  Certification.


(a) The following certification shall be included if the statement is filed pursuant to ?240.13d-1(b):



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


06/24/13
Date


Signature

Joshua Greenstein/President
Name/Title